Filed by: Harris Corporation Commission File No. 1-3863 Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: L3 Technologies, Inc. Commission File No. 1-37975 IMO Icebreaker: Michele St. Mary and Don Letizia are Providing Guidance and Ensuring Compliance During Integration For Legal Integration Management Office (IMO) leads Michele St. Mary of Harris and Don Letizia of L3, heading up a functional team means wearing multiple hats. In addition to preparing to integrate the legal functions, including contracts, ethics and compliance, they are also tasked with advising the other IMO functional team leads to ensure compliance with the laws, rules and regulations that govern the merger. “Legal is an enabling function within the IMO,” says St. Mary. “We are the intersection between the regulatory process and the larger integration team and its activities.” During the integration planning phase, legal assumes an advisory role for all integration teams to ensure antitrust rules are followed, that functions are only sharing what is appropriate, and that any interactions with third parties take place within the permissible bounds. “Both companies are working closely with the Department of Justice and international antitrust authorities to obtain the regulatory approvals to close the merger as quickly as possible, but much of the timing is out of our control,” says Letizia. “Patience is important.” This advisory role is in addition to developing post-close legal, contracts and ethics and compliance policies and functional structure for L3Harris. “We are planning for one ethics and compliance program and the ability for all to access it on Day 1,” says St. Mary. “We are also working to ensure that employees will know how to bid and contract in the combined company – it is not as different as some might think.” Outside of her IMO role, St. Mary is VP, Associate General Counsel, Government Operations at Harris. She has functional ownership of the Contracts organization and she and her team provide legal support to numerous Corporate functions, including Global Business Services, IT, Global Supply Chain, Government Relations and the Counterintelligence team. St. Mary has held various roles within legal during her 14 years at Harris, including serving as the legal lead during the Exelis integration.

Letizia serves in a dual role at L3 as VP and General Counsel of the Communications and Network Systems Segment as well as VP and Deputy General Counsel of Litigation and Intellectual Property (IP) for L3 Corporate. His responsibilities range from providing counsel to segment leaders on legal issues such as contracts, compliance, ethics and IP to managing litigation and coordinating with segment lawyers on IP issues. Needless to say, St. Mary and Letizia bring a depth of experience and expertise that make them a dependable source for the guidance and counsel necessary to enable the One Team environment and a successful integration. “We engage with the IMO team members on a daily basis and the teams don’t hesitate to seek our guidance,” says Letizia. “This level of engagement is a testimony to the One Team approach that we’ve all been striving for since we formed the IMO.” While the IMO leads plan for close, both Letizia and St. Mary stress the importance of continuing to operate as two separate companies within the businesses and encourage employees to refer to the Rules of Engagement for guidance on permitted and prohibited activities during this period. Forward-Looking Statements Certain of the matters discussed in this communication are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than historical facts may be forward-looking statements; words such as “may,” “will,” “should,” “likely,” “projects,” “guidance,” “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” and similar expressions are used to identify forward-looking statements. Such statements are made in reliance on the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Harris and L3 caution investors that these statements are subject to risks and uncertainties, many of which are difficult to predict and generally beyond Harris’ and L3’s control, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. In addition to factors previously disclosed in Harris’ and L3’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”) and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of Harris and L3 to terminate the definitive merger agreement between Harris and L3; the outcome of any legal proceedings that may be instituted against Harris, L3, or their respective directors; the risk that the stockholder approvals of Harris or L3 may not be obtained on the expected schedule or at all; the ability to obtain regulatory approvals and satisfy other closing conditions to the merger in a timely manner or at all, including the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the merger; difficulties and delays in integrating the Harris and L3 businesses or fully realizing anticipated cost savings and other benefits; business disruptions from the proposed merger that may harm Harris’ and L3’s businesses, including current plans and operations; any announcement relating to the proposed transaction could have adverse effects on the ability of Harris or L3 to retain and hire key personnel or maintain relationships with suppliers and customers, including the U.S. government and other governments, or on Harris’ or L3’s operating results and businesses generally; the risk that the announcement of the proposed transaction could have adverse effects on the market price of the common stock of either or both of Harris’ and L3’s common stock and the uncertainty as to the long-term value of the common stock of the combined company following the merger; certain restrictions during the pendency of the merger that may impact Harris’ or L3’s ability to pursue certain business opportunities or strategic transactions; the business, economic and political conditions in the markets in which Harris and L3 operate; and events beyond Harris’ and L3’s control, such as acts of terrorism. The foregoing list of risks and uncertainties that could cause actual results to differ from those described in forward-looking statements is not exhaustive. Further information relating to factors that may impact the parties’ results and forward-looking statements are disclosed in their respective filings with the SEC. These forward-looking statements speak only as of the date of this communication or as of the date they were made, and neither Harris nor L3 undertakes any obligation to update forward-looking statements. For a more detailed discussion of these factors, also see the information under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Harris’ and L3’s most recent reports on Form 10-K for the years ended June 29, 2018 and December 31, 2018, respectively, and any material updates to these factors contained in any of Harris’ and L3’s subsequent and future filings. As for the forward-looking statements that relate to future financial results and other projections, actual results will be different due to the inherent uncertainties of estimates, forecasts and projections and may be better or worse than projected and such differences could be material. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results. Given these uncertainties, persons receiving this communication should not place any reliance on these forward-looking statements. Important Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. This communication is made in respect of the proposed merger transaction between L3 Technologies, Inc. ("L3") and Harris Corporation ("Harris" and together with L3, the "parties"), as contemplated by the Agreement and Plan of Merger, dated as of October 12, 2018 (the "merger agreement"), among L3, Harris and a wholly owned merger subsidiary of Harris. In connection with the proposed merger, Harris filed with the SEC on February 14, 2019 an amendment to the registration statement on Form S-4 that was originally filed on December 14, 2018, that includes a joint proxy statement of the parties that also constitutes a prospectus of Harris. The registration statement was declared effective on February 20, 2019, and Harris filed with the SEC the definitive joint proxy statement/prospectus on February 25, 2019. The parties commenced mailing the definitive joint proxy statement/prospectus to their respective stockholders on or about February 25, 2019. The parties also may file with the SEC other relevant documents regarding the proposed transaction. This communication is not a substitute for the registration statement, the joint proxy statement/prospectus or any other documents that either or both of the parties or any of their respective affiliates may file with the SEC or make available to their respective security holders. INVESTORS AND SECURITY HOLDERS OF EACH PARTY AND ITS AFFILIATES ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. A copy of the registration statement and the definitive joint proxy statement/prospectus, as well as other filings containing information about the parties, may be obtained free of charge on the SEC's website at www.sec.gov, or from Harris by accessing its website at www.harris.com, or from L3 by accessing its website at www.l3t.com. Participants in Solicitation Harris, L3 and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the parties' respective stockholders in respect of the proposed transaction. Information regarding Harris' directors and executive officers is contained in its Annual Report on Form 10-K for the fiscal year ended June 29, 2018 and its Proxy Statement on Schedule 14A, dated September 6, 2018, which are filed with the SEC. Information regarding L3's directors and executive officers is contained in its Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and its Proxy Statement on Schedule 14A, dated March 26, 2018, which are filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction is included in the preliminary joint proxy statement/prospectus and will be included in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. Copies of these documents may be obtained free of charge as described in the preceding paragraph.